SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                               GLEASON CORPORATION
                            (NAME OF SUBJECT COMPANY)


                               GLEASON CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                                 ---------------

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   377339 10 6
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ---------------

                              EDWARD J. PELTA, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               GLEASON CORPORATION
                             1000 UNIVERSITY AVENUE
                         ROCHESTER, NEW YORK 14692-2970
                                 (716) 473-1000

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING THIS STATEMENT)


                                 WITH A COPY TO:
                            DAVID L. FINKELMAN, ESQ.
                          STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400

===============================================================================

          This Amendment No. 1 to the Solicitation and Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation and Recommendation Statement on Schedule 14D-9 originally filed on December 15, 1999 (the "Schedule 14D-9") by Gleason Corporation, a Delaware corporation (the "Company"), relating to the joint tender offer by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P., and the Company to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

          The Company hereby amends and supplements the Schedule 14D-9 as follows:

ITEM 8. ADDITIONAL INFORMATION.

          Item 8 is hereby amended and supplemented as follows:

          On December 14, 1999, two additional purported class action lawsuits, each by a stockholder of the Company against the Company, Vestar Capital Partners and each of the Company's directors, were filed in the Court of Chancery of the State of Delaware in and for New Castle County, under the captions JAROSLAWICZ V. GLEASON CORPORATION, ET AL, C.A. No. 17663NC and RAPKIN
V. NICHOLS, ET AL, C.A. No. 17672NC (collectively, the "Complaints"). The Complaints, which are substantially similar to each other, allege, among other things, that (i) the Merger represents an improper attempt to eliminate the public stockholders of the Company to permit the defendants to retain for themselves the Company's valuable business and assets, (ii) the $23.00 per share price offered for the Common Stock pursuant to the Offer is grossly unfair and inadequate, provides value below the fair value of the Company and was not the result of arm's-length negotiations, (iii) the directors of the Company breached their fiduciary duties to the stockholders of the Company and (iv) Vestar Capital Partners knowingly aided and abetted the breaches of such fiduciary duties. The Complaints seek, among other things, an order (i) certifying that the lawsuits may be maintained as class actions, (ii) preliminarily and permanently enjoining the consummation of the Merger, (iii) rescinding the Merger, in the event the Merger is consummated, (iv) awarding to the members of the purported class all damages caused to them, including as a result of any profits or special benefits obtained by the defendants and (v) awarding the named plaintiffs their costs, including counsel and expert fees. The Company, the defendant directors and Acquisition Company believe the Complaints are without merit and intend to defend the lawsuits vigorously.

          Copies of the Complaints are filed herewith as Exhibits (c)(33) and
(c)(34) of this Schedule 14D-9 and are incorporated herein by reference.

          Item 8 is further amended and supplemented as follows:

          The definitive copy of the Offer to Purchase which was mailed to the Company's stockholders and filed with the Securities and Exchange Commission on December 16, 1999 as Exhibit 21 to Amendment No. 1 to the Schedule 13D originally filed on December 9, 1999 (the "Schedule 13D") by James S. Gleason, Janis F. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John
J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James S. Gleason, the Non Exempt Trust for the benefit of James S. Gleason and Acquisition Company, contained an additional Precedent M&A Transaction in the section of the Offer to Purchase captioned "SPECIAL FACTORS-Opinion of the Special Committee's Financial Advisor-Precedent M&A Transactions Analysis."

          A copy of such Offer to Purchase is filed herewith as Exhibit (a)(1) and supersedes prior Exhibit (a)(1) to the Schedule 14D-9.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase dated December 15, 1999 (supersedes prior Exhibit
          (a)(1) to the Schedule 14D-9) (incorporated by reference to Exhibit 21 to Amendment No. 1 to the Schedule 13D filed on December 16, 1999).

(c)(33) Class Action Complaint filed by David Jaroslawicz on December 14, 1999, in the action entitled JAROSLAWICZ V. GLEASON CORPORATION, ET AL, C.A. No. 17663NC (Court of Chancery of New Castle County, Delaware) (incorporated by reference to Exhibit (g)(8) of Amendment 1 to the Schedule 14D-1 originally filed by Acquisition Company with respect to the Shares on December 15, 1999 (the "Schedule 14D-1")).

(c)(34) Class Action Complaint filed by Isadore Rapkin on December 14, 1999, in the action entitled RAPKIN V. NICHOLS, ET AL, C.A. No. 17672NC (Court of Chancery of New Castle County, Delaware) (incorporated by reference to Exhibit (g)(9) of Amendment 1 to the Schedule 14D-1).

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 1999

                                           GLEASON CORPORATION


                                           By: /s/ Edward J. Pelta
                                               ----------------------------
                                               Name:  Edward J. Pelta
                                               Title: Vice President, General
                                                      Counsel and Secretary

                                  EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION

(a)(1) Offer to Purchase dated December 15, 1999 (supersedes prior Exhibit (a)(1) to the Schedule 14D-9) (incorporated by reference to Exhibit 21 to Amendment No. 1 to the Schedule 13D filed on December 16, 1999).

(c)(33)        Class Action Complaint filed by David Jaroslawicz on
               December 14, 1999, in the action entitled JAROSLAWICZ V. GLEASON CORPORATION, ET AL, C.A. No. 17663NC (Court of Chancery of New Castle County, Delaware) (incorporated by reference to Exhibit
               (g)(8) of Amendment 1 to the Schedule 14D-1).

(c)(34)        Class Action Complaint filed by Isadore Rapkin on December
               14, 1999, in the action entitled RAPKIN V. NICHOLS, ET AL, C.A. No. 17672NC (Court of Chancery of New Castle County, Delaware) (incorporated by reference to Exhibit (g)(9) of Amendment 1 to the Schedule 14D-1).